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CEMEX’S FIRST QUARTER 2006

SALES INCREASE 52%; EBITDA UP 29%

MONTERREY, MEXICO, April 19, 2006 – CEMEX, S.A. de C.V. (NYSE: CX) announced today that consolidated net sales in the first quarter of 2006 grew 52% to US$3.9 billion versus US$2.6 billion in the same quarter of 2005, primarily as a result of the acquisition of RMC.

CEMEX Consolidated First-Quarter Financial and Operational Highlights

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Sales increased in the majority of CEMEX’s markets due to higher demand for cement, ready mix, and aggregates. Infrastructure and residential sectors continue to be the main drivers of cement and ready-mix demand in the majority of CEMEX’s markets.

•	EBITDA (operating income plus depreciation and amortization) increased to US$818 million, an increase of 29% over US$633 million achieved in the first quarter of 2005.

•	Operating income for the first quarter increased 26% to US$556 million over US$440 million in the comparable period in 2005.

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CEMEX’s consolidated cement volume increased 21% to 19.9 million metric tons, while consolidated ready-mix volume grew 70% to 16.9 million cubic meters. The Company’s consolidated aggregates volume increased 20% to 23 million metric tons, over the first quarter of 2005.

•	Free cash flow after maintenance capital expenditures was US$406 million, up 25% over the first quarter of last year.

Hector Medina, Executive Vice President of Planning and Finance, said: “We are encouraged by our stronger than expected consolidated performance in the quarter. Our consolidated EBITDA grew 29 percent, while net sales increased by 52 percent. The marked improvement in our EBITDA for the quarter was primarily the result of the consolidation of the RMC operations as well as higher domestic volumes in all of the core markets in our portfolio.”

Consolidated Corporate Results

During the first quarter of 2006, majority net income for the quarter increased 14%, to US$505 million from US$444 million in the first quarter 2005.

Cost of sales and selling, general, and administrative expenses (SG&A) increased 64% and 41%, respectively, versus the first quarter of 2005 due primarily to the acquisition of RMC.

Net debt at the end of the first quarter 2006 was US$8.5 billion, representing a reduction of US$202 million during the quarter, and US$2 billion since the end of the first quarter of 2005. The net-debt-to-EBITDA ratio improved to 2.3 times from 2.4 times at the end of fourth quarter 2005. Interest coverage reached 6.9 times during the quarter, up from 6.8 times a year ago.

Major Markets First-Quarter Highlights

CEMEX’s Mexican operations experienced a 19% increase in net sales to US$814 million compared to US$682 million in the same quarter of 2005. EBITDA grew 15% over the prior year period to US$323 million. Cement volumes in Mexico increased 10% during the quarter versus the first quarter of 2005, while ready-mix volumes increased 25% over the same period in 2005. Adjusting for additional business days in the quarter, volumes increased 5% and 20%, respectively, when compared to the same period a year ago. During the quarter, one of the main drivers of cement demand in the Mexican cement market was government infrastructure spending on state infrastructure and rebuilding projects.

In the United States, CEMEX’s operations had net sales of $1 billion, up 59% in the quarter, versus the first quarter of 2005, while EBITDA increased 107% to US$271 million primarily due to the consolidation of the RMC operations. U.S. cement volumes increased 17% during the quarter. On a like-to-like basis for the ongoing operations, cement volumes increased 18% in the quarter versus the comparable period of 2005. Ready-mix volumes increased 48% due in large part to the consolidation of RMC operations. On a like-to-like basis for ongoing operations, ready-mix volumes increased 2% in the quarter versus the same period in 2005. All sectors continue to show a positive trend during the first months of 2006.

CEMEX’s operations in Spain reported net sales of US$412 million in the first quarter of 2006, up 16% versus the first quarter of 2005. EBITDA increased 13% to US$130 million in the quarter. Domestic cement volume increased 13% during the first quarter of 2006 over the same quarter in 2005. Adjusting for additional business days in the quarter, cement volumes increased 9%. Ready-mix volumes, when adjusted for additional business days and the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge, increased 16%. Spending in infrastructure continues to be one of the main drivers in Spain. The residential sector is still experiencing strong growth although it is expected to moderate during the year.

The Company’s operations in the United Kingdom experienced net sales and EBITDA increases respectively of 153% to US$453 million, and 82% to US$32 million. The increase is primarily due to the consolidation of the three months in the first quarter in 2006 versus one month in the same period in 2005. Following last year’s decline in construction output, some sectors are now beginning to recover and government-funded work is beginning to increase over its level in 2005. Additionally, the industrial and commercial sector showed positive performance during the quarter.

Rest of Europe

During the first quarter of 2006, net sales in the other European markets were US$578 million, up 152%. The increase is primarily due to the consolidation of the three months in the first quarter of 2006 versus one month in the same period in 2005.

South/Central America and the Caribbean

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$347 million during the first quarter of 2006, an increase of 19% over the first quarter of 2005. EBITDA decreased 4% to US$87 million versus the prior year period.

Africa and Middle East

First quarter net sales in Africa and the Middle East were US$161 million, up 77% as compared to the same quarter of 2005. EBITDA increased 11% to US$39 million.

Asia

Asia-based operations reported an increase in net sales of 34% over the first quarter of 2005, reaching US$81 million. EBITDA was down 11% to US$15 million for the region, over the previous year period.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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